April 30, 2007

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W., Mail Stop 4-5

Washington, D.C. 20549-0405

Re:	Chesapeake Energy Corporation
Schedule 14A – Definitive Proxy Statement

Ladies and Gentlemen:

The accompanying proxy materials for the annual meeting of shareholders of Chesapeake Energy Corporation are being filed as definitive material pursuant to Rule 14a-6(b) of the Securities Exchange Act of 1934. We expect to mail proxy materials and our 2006 annual report to shareholders on April 30, 2007. The meeting will be held on June 8, 2007.

At the meeting, shareholders will vote to elect directors, amend our Long Term Incentive Plan and amend our 2003 Stock Award Plan for Non-Employee Directors. The full text of the Long Term Incentive Plan, as proposed to be amended, is included with the proxy statement as Appendix A. The Plan amendment, among other things, would increase the number of shares of common stock subject to the Plan from 7 million shares to 17 million shares. The company intends to register the additional 10,000,000 shares on Form S-8 under the Securities Act of 1933 following the annual meeting if the amendment is approved by shareholders. We do not intend to register the shares under the 2003 Stock Award Plan for Non-Employee Directors in reliance on the staff’s position that bonus stock, such as an award under the plan, does not involve an offer or sale of securities and therefore does not require registration under the Securities Act of 1933.

Best regards,

/s/ Jennifer M. Grigsby
Jennifer M. Grigsby
Senior Vice President, Treasurer
& Corporate Secretary

Chesapeake Energy Corporation

6100 N. Western Ave. • Oklahoma City, OK 73118 • P.O. Box 18496 • Oklahoma City, OK 73154-0496

405.879.9225 • fax 405.879.9576